Steven M. Skolnick Member of the Firm Tel 973 597 2476 Fax 973 597 2477 sskolnick@lowenstein.com

February 27, 2008

Via Edgar and Federal Express

Mr. Raj Rajan
Staff Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Jpak Group, Inc.
Amendment No. 1 to Form 8K
File No. 333-125686
Dear Mr. Rajan:

Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of Amendment No. 1 to the above-captioned Form 8-K (the “Amendment No. 1”) of Jpak Group, Inc. (the “Company”). Amendment No. 1 is being filed in response to the Staff's letter of comment dated February 25, 2008 (the “Comment Letter”).

A memorandum in response to such comment letter also accompanies this letter. A manually executed signature page has been executed prior to the time of this electronic filing of Amendment No. 1 to the Form 8-K. In addition, accompanying this letter is an acknowledgement from the Company as requested by the Staff.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

Enclosures

cc:
Mr. Yijun Wang
Mr. Brian Mok

Reply:	65 Livingston Avenue Roseland, New Jersey 07068 Tel 973 597 2500 Fax 973 597 2400 1251 Avenue of the Americas New York, New York 10020 Tel 212 262 6700 Fax 212 262 7402

Jpak Group, Inc.
Form 8-K

Memorandum in Response to SEC Letter of Comment dated February 25, 2008

The following are responses to the Staff's letter of comment dated February 25, 2008 (the “Comment Letter”) to the Current Report on Form 8-K (the "8-K") filed by Jpak Group, Inc. (the “Company”). The responses have been authorized by the Company. To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter.

1.	Please amend your filing to disclose the date when you concluded that your financial statements should no longer be relied on.

The Company has amended the 8-K to disclose the date that the Company concluded that the financial statements should no longer be relied upon, which was February 19, 2008, the date on the original 8-K.

2.
Please revise to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant to the matters disclosed in the filings.

The Company has amended the 8-K to disclose that authorized officers of the Company discussed with the accountants the matters disclosed in the 8-K.

3.	We note that you intend to file restated financial statements for the three months ended September 30, 2007. Please tell us when you will file them.

The Company hereby advises the Staff that it is working on the restated financial statements and expects to file an amended Quarterly Report on Form 10-Q for the three months ended September 30, 2007 on or about March 4, 2008.

Jpak Group, Inc.
15 Xinghua Road
Qingdao, Shandong Province
Postal Code 266401
People's Republic of China

February 27, 2008

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Jpak Group, Inc. (the "Company")
Amendment No. 1 to Form 8-K (File No. 333-125686)

Ladies and Gentlemen:

In connection with the above-captioned Form 8-K, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JPAK GROUP, INC.

By:	/s/ Yijun Wang
Yijun Wang
Chief Executive Officer